Exhibit (a)(4)

FORM OF LETTER TO ELIGIBLE OPTION HOLDERS

The following is the text of a memorandum that the registrant intends to deliver on or about May 15, 2009 (the commencement of the offer to reassign) to employees entitled to participate in the reassignment offer.

LUXOTTICA GROUP S.p.A.
Memorandum

Date:	May 15, 2009
To:	Eligible Option Holders
SUBJECT:	SHARE OPTIONS

The downturn in the stock market and the resulting underwater position of many Luxottica option grants has lessened the incentive and reward potential of our option grant program. Our Board of Directors has approved a course of action that it believes will restore the incentive value of our option grants program.

We are offering the employees of Luxottica Group S.p.A. and its subsidiaries (“we,” “Luxottica” or the “Company”) who are resident in the United States (“U.S. employees”) the opportunity to  tender for cancellation certain of their outstanding options to purchase ordinary shares of the Company in order to be granted new options on the terms described herein. Only the following options, referred to below as eligible options, will be eligible for cancellation: (1) outstanding options (such options, the “2006 Options”) granted in February 2006 (the “2006 Option Grant”) pursuant to the Luxottica Group S.p.A. 2001 Stock Option Plan (the “2001 Option Plan”); (2) outstanding options (such options, the “2007 Options”) granted in March 2007 (the “2007 Option Grant”) pursuant to the Luxottica Group S.p.A. 2006 Stock Option Plan (the “2006 Option Plan”); and (3) outstanding options (such options, the “2006 Performance Options”) granted in July 2006 under performance grants pursuant to the 2006 Option Plan (the “2006 Performance Option Grant;” each of the 2006 Option Grant, the 2007 Option Grant and the 2006 Performance Option Grant is referred to herein as an “Option Grant”).

The following guidelines will apply to this reassignment:

Eligibility : All U.S. employees of Luxottica and its subsidiaries who hold 2006 Options, 2007 Options or 2006 Performance Options may participate in the program. This offer does not cover any other options issued by Luxottica.  In particular, this offer does not cover options issued pursuant to: (a) the Luxottica Group S.p.A. Performance Shares Plan; (b) the 2001 Option Plan in any year other than 2006; or (c) the 2006 Option Plan in any years other than 2006 or 2007.

Terms of the Reassignment :  In the case of the 2006 Options and the 2007 Options, the Company will grant to the option holder new options (the “New Options”) exercisable for the same number of ordinary shares underlying the eligible options surrendered. In the case of the 2006 Performance Options, the Company will grant new options to purchase 0.5 ordinary shares (the “New Performance Options;” the New Options and the New Performance Options are referred to generally herein as “new options”) for each one ordinary share underlying the eligible options surrendered.  For purposes of calculating the number of New Performance Options to which holders of 2006 Performance Options are entitled, fractional ordinary shares subject to such New Performance Options will be rounded down to the nearest whole number of ordinary shares.  All New Options will be granted under the 2001 Option Plan, regardless of whether you surrender 2006 Options or 2007 Options.  All New Performance Options will be granted under the 2006 Option Plan.

If you currently hold options that were issued in only one Option Grant and decide to participate in this offer to reassign, you must surrender all of your eligible options for cancellation and each such option must be surrendered in full.  If you currently hold options that were issued in more than one Option Grant, you may, at your sole discretion, surrender for cancellation eligible options that were issued in one or more Option Grants.  However, if you decide to surrender options that were issued in any particular Option Grant, you must surrender for cancellation all eligible options that were issued in such Option Grant and each such option must be surrendered in full.  For example, if you hold 2006 Options, 2007 Options and 2006 Performance Options, you will be permitted, at your sole discretion, to surrender only 2006 Options and 2006 Performance Options for cancellation in order to be granted New Options and New Performance Options, respectively, and to retain your 2007 Options, provided that you must surrender all of your eligible 2006 Options and 2006 Performance Options in full.

Pursuant to the 2001 Option Plan, the exercise price of the New Options will be equal to the greater of (1) the closing market price of our American Depositary Shares (“ADSs”) on the New York Stock Exchange (the “NYSE”) on the first business day immediately preceding the date of grant or (2) the average of the closing market price of the ADSs on the NYSE for each business day during the 30-day period ending on the date of grant.  Pursuant to the 2006 Option Plan, the exercise price of the New Performance Options will be equal to the higher of (1) the arithmetic average of the official market price of our ordinary shares on the Mercato Telematico Azionario della Borsa Italiana S.p.A. (the “Milan Stock Exchange” or “MTA”) during the month ending on the day prior to the date of grant or (2) the official market price of our ordinary shares on the MTA on the trading day immediately preceding the date of grant.

We expect to grant the new options on June 12, 2009, which is the date on which this offer expires. If the expiration date of the offer is extended, the new option grant date will be similarly extended.

         Vesting: The New Options will vest on the third anniversary of the date such New Options are granted.

The New Performance Options will become exercisable upon the later of (1) the third anniversary of the date such New Performance Options are granted and (2)  such time as the Company has reported on its consolidated financial statements, as the sum of four consecutive fiscal quarters (which need not immediately precede the exercise of the New Performance Options), earnings per share equal to at least U.S. $1.50 (calculated on the basis of the average Euro/U.S. Dollar exchange rate for each of the four relevant quarters).  This performance target remains unchanged from the 2006 Performance Options.

         Duration of this Offer: The offer to have your current options canceled in order to be granted new options under the terms outlined above expires at 11:59 p.m., Eastern Daylight Time, on June 12, 2009, unless extended.

        You must complete and sign the offer to reassign election form, as instructed, and return it by the expiration date in order to be eligible to have your eligible options canceled and be granted new options under this offer. If you do not complete and return the election form, your options eligible for cancellation will remain in effect at their current terms and no new options will be issued to you. This offer to reassign provides you with an opportunity to surrender your current eligible options for new options. In making your decision you should consider your own personal circumstances and the risk/reward potential of the offer to reassign, including the vesting schedule of your current options as compared to the vesting schedule of the new options. You should consider the exercise price of your current eligible options and what the market price of Luxottica’s ordinary shares and/or ADSs, as applicable, may be close to the date of grant of the new options when the exercise price for replacement options is determined.  We will notify you by email to your Company email address of the definitive exercise price of the new options as promptly as practicable following the close of trading on the NYSE on the day on which this offer to reassign expires, but in any event prior to the expiration of the offer.

        The offer to reassign is subject to the terms and conditions of the document that accompanies this letter entitled Offer to Reassign Share Options, dated May 15, 2009. The Offer to Reassign contains the legal and regulatory details of this offer to reassign. Included in the Offer to Reassign is a summary term sheet in the format of Questions and Answers to help you through the decision-making process. Please review the attached material carefully, consider your individual situation and make your decision.

        Our goal is to build the best team in the business, made up of talented and motivated employees. We believe that this offer to reassign helps to restore the incentive value of Luxottica’s option program.